UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No.___)*

ATRenew Inc.
(Name of Issuer)

Class A ordinary shares, par value US$0.001 per share
(Title of Class of Securities)

00138L108**
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** There is no CUSIP number assigned to the Class A Ordinary Shares. CUSIP number 00138L108 has been assigned to the American Depositary Shares (“ADSs”) of the Company, which are quoted on the New York Stock Exchange under the symbol “RERE”. Every three ADSs represents two Class A Ordinary Shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 13 pages

CUSIP No. 00138L108

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

TMT General Partner Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power
17,170,862

	6.	Shared Voting Power
0

	7.	Sole Dispositive Power
17,170,862

	8.	Shared Dispositive Power
0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

17,170,862(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
☐

11.	Percent of Class Represented by Amount in Row (9)

18.6%(2)

12.	Type of Reporting Person (See Instructions)

CO

(1)            Morningside China TMT Fund II, L.P. and Morningside China TMT Top Up Fund, L.P. are the record owner of 15,345,183 Class A Ordinary Shares and the record owner of 1,825,679 Class A Ordinary Shares. Both Morningside China TMT Fund II, L.P. and Morningside China TMT Top Up Fund, L.P. are controlled by their general partner, Morningside China TMT GP II, L.P., which, in turn, is controlled by its general partner, TMT General Partner Ltd. TMT General Partner Ltd. is controlled by its board of directors which consists of five individuals, namely Jianming Shi, Qin Liu, Gerald Lokchung Chan, Maria K. Lam and Makim Wai On Andrew Ma. These directors have the voting and dispositive powers over the shares held by Morningside China TMT Fund II, L.P. and Morningside China TMT Top Up Fund, L.P.

(2)            The ownership percentage of the Reporting Person is calculated based on a total of 92,416,377 Class A ordinary shares (excluding 8,437,683 Class A ordinary shares issued to depositary bank for purpose of bulk issuance) as of December 31, 2021, as disclosed by the Issuer to the Reporting Person.

Page 2 of 13 pages

CUSIP No. 00138L108

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Morningside China TMT GP II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power
17,170,862

	6.	Shared Voting Power
0

	7.	Sole Dispositive Power
17,170,862

	8.	Shared Dispositive Power
0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

17,170,862(3)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
☐

11.	Percent of Class Represented by Amount in Row (9)

18.6%(4)

12.	Type of Reporting Person (See Instructions)

PN

(3)            Morningside China TMT Fund II, L.P. and Morningside China TMT Top Up Fund, L.P. are the record owner of 15,345,183 Class A Ordinary Shares and the record owner of 1,825,679 Class A Ordinary Shares. Both Morningside China TMT Fund II, L.P. and Morningside China TMT Top Up Fund, L.P. are controlled by their general partner, Morningside China TMT GP II, L.P.

(4)            The ownership percentage of the Reporting Person is calculated based on a total of 92,416,377 Class A ordinary shares (excluding 8,437,683 Class A ordinary shares issued to depositary bank for purpose of bulk issuance) as of December 31, 2021, as disclosed by the Issuer to the Reporting Person.

Page 3 of 13 pages

CUSIP No. 00138L108

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Morningside China TMT Fund II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power
15,345,183

	6.	Shared Voting Power
0

	7.	Sole Dispositive Power
15,345,183

	8.	Shared Dispositive Power
0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

15,345,183

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
☐

11.	Percent of Class Represented by Amount in Row (9)

16.6%(5)

12.	Type of Reporting Person (See Instructions)

PN

(5)            The ownership percentage of the Reporting Person is calculated based on a total of 92,416,377 Class A ordinary shares (excluding 8,437,683 Class A ordinary shares issued to depositary bank for purpose of bulk issuance) as of December 31, 2021, as disclosed by the Issuer to the Reporting Person

Page 4 of 13 pages

CUSIP No. 00138L108

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Morningside China TMT Top Up Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power
1,825,679

	6.	Shared Voting Power
0

	7.	Sole Dispositive Power
1,825,679

	8.	Shared Dispositive Power
0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,825,679

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
☐

11.	Percent of Class Represented by Amount in Row (9)

2.0%(6)

12.	Type of Reporting Person (See Instructions)

PN

(6)            The ownership percentage of the Reporting Person is calculated based on a total of 92,416,377 Class A ordinary shares (excluding 8,437,683 Class A ordinary shares issued to depositary bank for purpose of bulk issuance) as of December 31, 2021, as disclosed by the Issuer to the Reporting Person.

Page 5 of 13 pages

CUSIP No. 00138L108

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Shanghai Xingpan Investment Management Consulting Co., Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power
1,884,511

	6.	Shared Voting Power
0

	7.	Sole Dispositive Power
1,884,511

	8.	Shared Dispositive Power
0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,884,511(7)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
☐

11.	Percent of Class Represented by Amount in Row (9)

2.0%(8)

12.	Type of Reporting Person (See Instructions)

CO

(7)            Shanghai Chenxi Venture Capital Center (Limited Partnership) is the record owner of 1,884,511 Class A Ordinary Shares. Shanghai Chenxi Venture Capital Center (Limited Partnership) is controlled by Shanghai Xingpan Investment Management Consulting Co., Ltd., its fund manager. Shanghai Xingpan Investment Management Consulting Co., Ltd. is controlled by an investment committee consisting of three individuals, i.e. Qin Liu, Jianming Shi and Ye Yuan, who have the voting and dispositive powers over the shares held by Shanghai Chenxi Venture Capital Center (Limited Partnership).

(8)            The ownership percentage of the Reporting Person is calculated based on a total of 92,416,377 Class A ordinary shares (excluding 8,437,683 Class A ordinary shares issued to depositary bank for purpose of bulk issuance) as of December 31, 2021, as disclosed by the Issuer to the Reporting Person.

Page 6 of 13 pages

CUSIP No. 00138L108

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Shanghai Chenxi Venture Capital Center (Limited Partnership)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power
1,884,511

	6.	Shared Voting Power
0

	7.	Sole Dispositive Power
1,884,511

	8.	Shared Dispositive Power
0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,884,511

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
☐

11.	Percent of Class Represented by Amount in Row (9)

2.0%(9)

12.	Type of Reporting Person (See Instructions)

PN

(9)     The ownership percentage of the Reporting Person is calculated based on a total of 92,416,377 Class A ordinary shares (excluding 8,437,683 Class A ordinary shares issued to depositary bank for purpose of bulk issuance) as of December 31, 2021, as disclosed by the Issuer to the Reporting Person.

Page 7 of 13 pages

Item 1.

(a)	Name of Issuer:

ATRenew Inc.

(b)	Address of Issuer's Principal Executive Offices:

12th Floor, No. 6 Building,

433 Songhu Road

Shanghai, People’s Republic of China

Item 2.

(a)	Name of Person Filing:

I. TMT General Partner Ltd.

II. Morningside China TMT GP II, L.P.

III. Morningside China TMT Fund II, L.P.

IV. Morningside China TMT Top Up Fund, L.P.

V. Shanghai Xingpan Investment Management Consulting Co., Ltd.

VI. Shanghai Chenxi Venture Capital Center (Limited Partnership)

(b)	Address of Principal Business Office or, if none, Residence:

I, II, III, IV.     c/o Suite 905-6, 9th Floor

ICBC Tower, Three Garden Road

Hong Kong

V. Room 681, District G, 6th Floor, Building 13,

No. 203, Wushebang Road, Qingpu District

Shanghai, People’s Republic of China

VI Room 693, District G, 6th Floor, Building 13,

No. 203, Wushebang Road, Qingpu District

Shanghai, People’s Republic of China

(c)	Citizenship:

I. II. III. IV. Cayman Islands

V. VI. People’s Republic of China

(d)	Title of Class of Securities:

Class A ordinary shares, par value US$0.001 per share

(e)	CUSIP Number:

00138L108

Page 8 of 13 pages

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

(a)	Amount beneficially owned:

See the responses to Item 9 on the attached cover pages.

(b)	Percent of class:

See the responses to Item 11 on the attached cover pages.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See the responses to Item 5 on the attached cover pages.

(ii)	Shared power to vote or to direct the vote:

See the responses to Item 6 on the attached cover pages.

(iii)	Sole power to dispose or to direct the disposition of:

See the responses to Item 7 on the attached cover pages.

(iv)	Shared power to dispose or to direct the disposition of:

See the responses to Item 8 on the attached cover pages.

Morningside China TMT Fund II, L.P. and Morningside China TMT Top Up Fund, L.P. are the record owner of 15,345,183 Class A Ordinary Shares and the record owner of 1,825,679 Class A Ordinary Shares. Both Morningside China TMT Fund II, L.P. and Morningside China TMT Top Up Fund, L.P. are controlled by their general partner, Morningside China TMT GP II, L.P., which, in turn, is controlled by its general partner, TMT General Partner Ltd. TMT General Partner Ltd. is controlled by its board of directors which consists of five individuals, namely Jianming Shi, Qin Liu, Gerald Lokchung Chan, Maria K. Lam and Makim Wai On Andrew Ma. These directors have the voting and dispositive powers over the shares held by Morningside China TMT Fund II, L.P. and Morningside China TMT Top Up Fund, L.P.

Shanghai Chenxi Venture Capital Center (Limited Partnership) is the record owner of 1,884,511 Class A Ordinary Shares. Shanghai Chenxi Venture Capital Center (Limited Partnership) is controlled by Shanghai Xingpan Investment Management Consulting Co., Ltd., its fund manager. Shanghai Xingpan Investment Management Consulting Co., Ltd. is controlled by an investment committee consisting of three individuals, i.e. Qin Liu, Jianming Shi and Ye Yuan, who have the voting and dispositive powers over the shares held by Shanghai Chenxi Venture Capital Center (Limited Partnership).

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Page 9 of 13 pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certifications

Not applicable

Page 10 of 13 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022

TMT General Partner Ltd.

By:	/s/ LIU, Qin
Name: LIU, Qin
Title: Director

Morningside China TMT GP II, L.P.

By: TMT General Partner Ltd., as its general partner

By:	/s/ LIU, Qin
Name: LIU, Qin
Title: Director

Morningside China TMT Fund II, L.P.

By: Morningside China TMT GP II, L.P., as its general partner

By: TMT General Partner Ltd., as its general partner

By:	/s/ LIU, Qin
Name: LIU, Qin
Title: Director

Morningside China TMT Top Up Fund, L.P.

By: Morningside China TMT GP II, L.P., as its general partner

By: TMT General Partner Ltd., as its general partner

By:	/s/ LIU, Qin
Name: LIU, Qin
Title: Director

Page 11 of 13 pages

Shanghai Xingpan Investment Management Consulting Co., Ltd.

By:	/s/ LIU, Qin
Name: LIU, Qin
Title: Director

Shanghai Chenxi Venture Capital Center (Limited Partnership)

By: Shanghai Xingpan Investment Management Consulting Co., Ltd., as its Fund Manager

By:	/s/ LIU, Qin
Name: LIU, Qin
Title: Director

Page 12 of 13 pages

Exhibit Index

Exhibit No.	Exhibit
99.1	Joint Filing Agreement

Page 13 of 13 pages